[NATIONAL INTERSTATE CORPORATION LETTERHEAD]

August 18, 2009

VIA EDGAR and FACSIMILE (202) 772-9198

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Mr. Jim B. Rosenberg

Washington, D.C. 20549

Re:	National Interstate Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 12, 2009

DEF 14A

Filed March 24, 2009

File No. 000-51130

Dear Mr. Rosenberg:

This letter is in response to comments made by the staff of the Securities and Exchange Commission (the “SEC” or “Commission”) in its correspondence dated July 24, 2009 (the “Comment Letter”) to National Interstate Corporation (the “Company” or “National Interstate”) with respect to the above-referenced filing.

Below are the Company’s responses to each comment in the Comment Letter. For your convenience, we have repeated each of your questions before the response.

Definitive Proxy Statement filed March 24, 2009

Compensation Discussion and Analysis

Specific Elements of Our Compensation Program, page 19

1.	We have reviewed your response to prior comments 6 and 7. You state that your annual management bonus awards for 2008 performance are subject to a performance condition that was not satisfied as of your fiscal year ended December 31, 2008. As discussed in Regulation S-K Compliance and Disclosure (C&DI) Question 119.17, you should discuss the annual management bonus awards that relate to performance in 2009 in your Compensation Discussion and Analysis for your 2010 annual meeting. In addition, your draft disclosure included in response to prior comment 7, does not disclose the individual or corporate objectives used to determine your named executive officers’ bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

•	The corporate and individual performance objectives established for performance in 2009;

•	Confirmation that you will discuss the achievement of the objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

Confidential Treatment Requested by National Interstate Corporation

To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified. For example, if similar to your 2007 performance goals, one of your named executive officers has a shareholder equity target, premium and profitability objective or similar quantifiable target, that specific target or objective should be quantitatively disclosed and, in your proxy statement, you should also disclose the company’s or individual’s actual specific achievement for that target or objective.

[CONFIDENTIAL TREATMENT REQUESTED BY NATIONAL INTERSTATE CORPORATION PURSUANT TO COMMISSION RULE 83]

Summary Compensation Table, page 25

2.	We have reviewed your response to prior comment 8. We note your disclosure that all your annual management bonus awards are subject to performance conditions. Based on your disclosure, Regulation S-K C&DI Question 119.17 and Instructions 1 and 2 to Item 402(c)(2)(vii) of Regulation S-K, for your 2010 proxy statement it appears this footnote should separately identify and quantify the amount of bonus paid from each of your bonus awards from your 2004, 2005, 2006, 2007 and 2008 accident years. Based on the information currently available to you, please provide us draft disclosure of the footnote to be included in your 2010 proxy statement that separately identifies and quantifies each bonus payment in which the performance condition has been satisfied during the fiscal year which will end on December 31, 2009.

Our 2010 “Summary Compensation Table” is currently not drafted, so for purposes of this proposed disclosure, amounts that will be included in the “Non-Equity Incentive Plan Compensation” column for 2009 are as follows: Mr. Michelson - $334,554, Ms. McGraw - $123,532, Mr. Phillips - $183,881 and Mr. Monda - $106,603. In addition to our provided response to Question number 8 in our SEC comment letter response dated July 13, 2009, we will also include the following proposed footnote disclosure to the “Non-Equity Incentive Plan Compensation” column of our “Summary Compensation Table” in our 2010 proxy statement.

(10) Non-equity incentive plan compensation paid in 2009 related to accident years 2004-2008. All named executive officers listed below satisfied the performance condition for these bonuses by being employed by us in 2009 when bonuses were paid. Ms. McGraw was employed by us effective January 9, 2006 and therefore was not eligible for a bonus for accident years 2004 and 2005. The 2009 bonus payments are comprised of the following accident year results:

	AY 2008	AY 2007	AY 2006	AY 2005	AY 2004	Total

David W. Michelson	$174,915	$97,808	$37,785	$13,168	$10,878	$334,554
Julie A. McGraw	58,995	45,644	18,893	—	—	$123,532
Terry E. Phillips	77,625	63,032	23,186	10,305	9,733	$183,881
Gary N. Monda	36,225	43,470	13,740	5,725	7,443	$106,603

As we discussed in our response to Question 1, we note that there may be additional or different named executive officer(s) listed in our 2010 proxy statement and we will include the information above for any such additional or different named executive officer(s).

In connection with our response to your letter, we hereby acknowledge that:

Confidential Treatment Requested by National Interstate Corporation

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Commission has taken the position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

If you have any questions regarding this response, please contact the undersigned at (330) 659-8900.

NATIONAL INTERSTATE CORPORATION

/s/ Julie A. McGraw
By:	Julie A. McGraw
Its:	Vice President and Chief Financial Officer

cc:	Vanessa Robertson, Securities and Exchange Commission

Suzanne Hayes, Securities and Exchange Commission

Jennifer Riegel, Securities and Exchange Commission

Catherine L. Miller, Thompson Hine LLP

Confidential Treatment Requested by National Interstate Corporation